SEARS CANADA INC.

ANNUAL INFORMATION FORM

March 17, 2016

7. DIRECTORS AND EXECUTIVE OFFICERS	29

(a) Board of Directors	29
(b) Executive Officers	32
(c) Ownership of Common Shares by Directors and Executive Officers	36
(d) Cease Trade Orders, Bankruptcies, Penalties or Sanctions	36
(e) Conflicts of Interest	37

8. LEGAL PROCEEDINGS	37

9. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37

10. TRANSFER AGENT AND REGISTRAR	38

11. MATERIAL CONTRACTS	38

12. EXPERTS	39

13. AUDIT COMMITTEE INFORMATION	39

(a) Audit Committee Charter	39
(b) Composition of the Audit Committee	39
(c) Pre-Approval Policies and Procedures	40
(d) Auditors' Service Fees	40

14. ADDITIONAL INFORMATION	41

APPENDIX A	42

ANNUAL INFORMATIauditoON FORM

SEARS CANADA INC.

References in this Annual Information Form (“AIF”) to “Sears”, “Sears Canada” or “the Company” are to Sears Canada Inc. and its subsidiaries, unless the context requires otherwise.

Unless otherwise indicated herein, the information set out in this AIF is current to January 30, 2016, being the end of the Company’s most recently completed financial year (“Fiscal 2015”).

Certain sections of the Company’s 2015 Annual Management’s Discussion and Analysis (“2015 MD&A”) and the Company’s Management Proxy Circular dated March 17, 2016 (the “MPC”) are incorporated by reference in this AIF. The Company’s 2015 MD&A and MPC are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at sedar.com and the U.S. Securities and Exchange Commission’s (“SEC”) website at sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information in this AIF is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the Company’s ability to secure an agreement for the management of the credit and financial services operations; the ability of the Company’s new loyalty program to attract and retain customers; the ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments, Inc. (“ESL”) and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this AIF, and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this AIF is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.

1.    CORPORATE STRUCTURE

(a)    Incorporation and Head Office

The registered and head office address of the Company is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada, M5B 2C3.

Sears Canada was incorporated under the laws of Canada by letters patent dated September 17, 1952 and was continued under the Canada Business Corporations Act by articles of continuance effective May 15, 1980. By articles of amendment effective May 31, 1984, the Company changed its name from Simpsons-Sears Limited to Sears Canada Inc. By articles of amalgamation dated January 1, 1994, December 29, 1996 and December 30, 1999, Sears Canada was amalgamated with various wholly-owned subsidiaries.

(b)    Intercorporate Relationships

The Company has numerous subsidiaries:

(i)
none of which has total assets exceeding 10 percent of the consolidated assets of the Company, or sales and operating revenues in excess of 10 percent of the consolidated sales and operating revenues of the Company; and

(ii)
which taken together, do not have assets exceeding 20 percent of the consolidated assets of the Company, or sales and operating revenues exceeding 20 percent of the consolidated sales and operating revenues of the Company.

2.    GENERAL DEVELOPMENT OF THE BUSINESS

Set out below is a discussion of the general development of the business of the Company over the last three years up until the date of the AIF.

(a)    Secondary Rights Offering of Common Shares

In October 2014, Sears Holdings announced the commencement of a rights offering for 40,000,000 common shares of the Company (the “Rights Offering”). Each holder of Sears Holdings’ common stock received one subscription right for each share of Sears Holdings’ common stock held as of the close of business on October 16, 2014. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Sears Holdings in the rights offering at a price of $10.60 per share. In connection with the Rights Offering, the Company listed its common shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014.

ESL exercised its pro rata portion of the rights in full prior to November 1, 2014. The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the SEDAR website at www.sedar.com, and on the SEC website at www.sec.gov.

Based on information available to the Company, as at March 17, 2016, ESL was the beneficial holder of 46,162,515 or 45.3% of the common shares of the Company, Sears Holdings was the beneficial holder of 11,962,391 or 11.7% of the common shares of the Company and Fairholme Capital Management, LLC (“Fairholme”) was the beneficial holder of 17,969,089 or 17.6% of the common shares of the Company.

(b)Operational Reorganizations

In January 2016, the Company announced changes to its leadership structure and associate roles in full-line stores. These changes allow for a more direct connection between leaders, associates and customers.

In January 2014, the Company announced the modification of its store structure to improve efficiency and increase the effectiveness of the chain of communication between management and the store associate teams within its retail stores. The Company primarily eliminated a mid-tier level of leads within its full-line stores, resulting in an average reduction of five associates per store. There was also be a re-alignment of the regional and head office structures to reflect the new store model, and also to improve efficiency in the Company’s other formats and to align with the size of the business.

The Company also announced in January 2014 that it initiated a reorganization and simplification of its logistics organization intended to drive optimal performance by leveraging tools and technology that will streamline business processes.

In November, 2013, the Company announced that, following a comprehensive review of its repair services and parts businesses, it would be implementing a number of significant changes designed to improve efficiency, profitability and the overall customer experience. The changes took place within the fourth quarter of Fiscal 2013 (being the 52-week period ended February 1, 2014) and the first quarter of Fiscal 2014 (being the 52-week period ended January 31, 2015).

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For repair services, the Company shifted to using exclusively Sears-authorized contracted technicians in mid-markets. Due to their complexity and size, major markets continued to be primarily serviced by Sears technicians, although the teams were streamlined. There was also a shift of in-warranty repair work on major appliances from Sears to its suppliers as is the industry standard.

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For the parts division, sixteen existing stand-alone parts processing locations and a central processing centre in Belleville, Ontario were consolidated into three major fulfillment centres located in Calgary, Alberta, Toronto, Ontario and Montreal, Quebec. Where a parts processing location closed outside of these three cities, a parts counter opened in a nearby Sears location so that customers could continue to have local access.

(c)	Outsourcing Arrangements

In January 2014, the Company announced that it had entered into an agreement with third party vendor Concentrix Corporation, a wholly owned subsidiary of SYNNEX Corporation (“Concentrix”), which acquired IBM Canada Limited’s worldwide customer care business process outsourcing services business. The move to a third party enabled the Company to realize significant capability upgrades which resulted in better processes, controls and tracking and an overall improvement in the customer experience. The transfer of responsibility, designed to be seamless to customers, took place during Fiscal 2014.

In April 2014, the Company announced the outsourcing of its internal audit functions such as store audits, corporate audits, IT audits, and the support of the Company’s Sarbanes Oxley Act program, to Ernst and Young LLP (EY), a global accounting and advisory firm.

During the second quarter of Fiscal 2013, the Company entered into agreements with third party suppliers to outsource some of the work performed by internal Sears resources in three areas: the Application Development and Application Management function in the Information Technology (“IT”) group, Finance and Accounting, and Payroll. The third party suppliers, IBM for IT and Wipro Limited (“Wipro”) for Finance, Accounting and Payroll, provide an overall improvement in efficiency, allowing Sears to focus more on its core retailing business. The Company also outsourced some of its indirect procurement functions.

(d)	Sears Home Installed Products and Services Business

During the fourth quarter of the 53-week period ended February 2, 2013 (“Fiscal 2012”), Sears announced that it entered into a strategic alliance with SHS Services Management Inc. (“SHS”), an installation services company whereby SHS was required to operate the Sears installed home improvements business, which includes HVAC (heating, ventilation and air conditioning) products, windows, doors, roofing, home décor, gas fireplaces, carpet and duct cleaning, and more.

In December 2013, SHS entered receivership. In January 2014, pursuant to an order of the Ontario Superior Court of Justice (Commercial List), PricewaterhouseCoopers Inc. was appointed receiver, without security, of all of the assets, undertakings and property of SHS. As a result of SHS entering into receivership, the Company no longer offers home improvement services as part of its Sears Home Services banner, other than repair services and parts, carpet and upholstery cleaning services, installation and assembly of products sold at Sears stores, custom window coverings and heating, ventilation and air conditioning.

(e)	Organizational Capability Initiative

Throughout Fiscal 2015, the Company continued to recruit and promote executive talent, including the appointment of an Executive Chairman and a President and Chief Merchant. The Company continued with its strategy to organize the right talent by making changes to its management and senior leadership team.

(f)	Sustainability Efforts

The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan for environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s employees, customers and the communities in which the Company operates.

During Fiscal 2015, the Company continued to reduce its electricity consumption through the re-commissioning of existing building automation systems, retrofitting exterior signs with LED light bulbs and replacing selected HVAC units nationally. These efforts helped drive electricity consumption savings of 14.1 million kWh or 6.3% from February 2015 to December 2015, as compared to the same period in 2014 including the effect of store closures.

During Fiscal 2014, the Company’s new recycling partner, GreenSpace Waste Solutions (“GreenSpace”), began handling the Company’s recycling activities. GreenSpace was selected for its ability to maximize the value of recycled materials and for its expertise in driving waste diversion activities. This has resulted in more than $245,000 in avoided costs during 2015, including rebates for recycled materials, as compared to 2014. GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its long-term goal of diverting 90% of its waste from landfill. As of the end of 2015, the Company was diverting approximately 70% of its waste from landfill.

The ENERGY STAR® program changed its requirement for certified refrigeration products to be 9% more energy efficient than the federal minimum standard for energy efficiency. The Company transitioned approximately 400 products during Fiscal 2014, which included updating electronic components and, in some cases, complete redesigns. This has helped promote innovation as well as creating more energy efficient products for our customers.

During Fiscal 2013, the Company launched a printer removal program to optimize the number of printers utilized at the retail support centre in order to reduce printing and conserve energy. Additionally, the Company launched print retention capabilities at the retail support centre and four national logistics centres, and reduced the amount of regularly printed hard copy reports produced and distributed out of the Company’s internal print shop through the promotion of on-demand printing. For a more detailed description of the Company’s “Live Green” initiatives, see Section 1(c) – “Company Performance – Corporate Social Responsibility of the Company’s 2013 first, second and third quarter MD&A’s.

(g)	Health and Wellness of Associates

During Fiscal 2013, Fiscal 2014 and Fiscal 2015, Sears Canada provided programs designed to enhance the health, wellness and quality of life of its associates. The programs included discounts on fitness facilities across Canada, spa facilities, weight loss services, home and auto insurance, tax preparation services, basic household and personal care items through a network of pharmacies, transportation and vehicle discounts as well as discounts on a wide range of entertainment and attractions, sporting events, magazine subscriptions and more.

(h)Strategic Initiatives

During Q2 2015, Sears Canada identified three strategic initiatives, which would form the basis of the Company’s approach to being successful; they were designed to improve financial and operational results, utilize the Company’s valuable cross-country footprint and enhance the shopping experience for Canadian consumers in an increasingly competitive retail landscape. A number of actions were taken during Fiscal 2015 to deliver high-quality products intended to drive sales and maintain a seamless customer experience across all channels and formats, while continuing to adjust the operating expense base and network to better reflect the size and needs of the current business.

The three strategic initiatives are as follows:

1.
Increase revenue – Actions intended to increase top-line revenue, with the primary focus on building partnerships with vendors that include a commitment to a shop-in-shop concept where the vendors’ expertise in product development matched with the Company’s extensive distribution capability, will connect great products with Canadian families coast to coast.

2.
Operate profitably – Actions to reduce inefficient spend in the Company, intended to provide for quarter-over-quarter and year-over-year improvements in EBITDA by aligning costs with the revenue generated by the business.

3.	Maintain a strong balance sheet – Actions that work to strengthen the Company’s balance sheet with cash to create a runway for improved earnings and financial stability to ensure Sears is able to maintain its financial flexibility and liquidity. Real estate transactions may form a portion of this area of focus, however Sears is committed to maintaining a significant presence across Canada in locations that are important to its retail business.

(i)Increase Revenue

Fiscal 2015

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On November 16, 2015, the Company launched an update and modernization to its loyalty program that saw the introduction of a new loyalty card where points can be earned on purchases made in any tender accepted by Sears Canada. Existing Sears Club members retained all previously earned loyalty points which automatically transferred to the new card;

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Partnered with Wayne Gretzky to launch No. 99 Wayne Gretzky Collection, a new line of casual men’s wear exclusive to Sears, which was available in stores, online and through the catalogue during Fall-Winter 2015 and whose Spring 2016 line was showcased at Toronto’s World MasterCard Fashion Week in October 2015, and which subsequently won FASHION Magazine’s People’s Choice Award for Best Show of Fashion Week;

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The Company considers both its private brands and national brands to be important complements to each other in order to achieve a compelling offer of products to Canadians coast to coast. During 2015, the company continued to promote its key private brands which include Kenmore®, Craftsman®, Jessica® and Nevada® among others, and also added the following national brands: Jessica Simpson®, ONEFASHION by Vero Moda and Gloria Vanderbilt in women's apparel, U.S. Polo Assn.® in children's apparel, Royal Velvet® in Home Decor, and LG and Frigidaire® in Air Conditioning.

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Increased size of mattress shops in full-line stores to display an average of 50 beds per store. The Company refreshed mattress shops with paint, new signing and updated point-of-sale information material, and incorporated more accessories into the displays including pillows, mattress pads and headboards. The Company also began utilizing measurement tools to capture the number of accessories sold with each mattress;

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Began transitioning our product allocation methodology to place a greater emphasis on balancing inventory to a store’s sales potential rather than to a store’s space. This change in methodology is expected to impact the second half of Fiscal 2016 by driving additional sales, improving inventory turnover, and reducing the amount of clearance inventory.

•
Continued the expansion of shop-in-shop concepts with multiple vendor partners and brands including Nygard Slims, Point Zero, and U.S. Polo Assn. During Fiscal 2015, 216 shops were installed, which included 25 No. 99 Wayne Gretzky Collection installations; and

•	Partnered with world-renowned designer Debbie Travis to develop a new line of outdoor home décor and accessories exclusive to Sears which is expected to launch in Spring 2016.

Fiscal 2014

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Launched PURE NRG Athletics®/MD, a private brand of performance clothing for the active woman who expects high-quality fashionable workout wear without the high prices. The private label line includes an assortment focused around yoga pants coordinated with stylish tank tops, t-shirts, shorts, hoodies and zip-ups with functional features. Subsequent to the initial launch of women’s activewear, Sears introduced PURE NRG Athletics®/MD apparel lines for men and kids. The Company believes that PURE NRG Athletics®/MD fills a gap in the marketplace for high-quality workout apparel at competitive prices;

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Introduced the exclusive Style at HomeTM/MC collection, which was created for décor-savvy Canadians and comprises an assortment of fashionable bedding, bed basics, sheets, bath coordinates, shower curtains and window dressings. The Style at HomeTM/MC collection is the largest Sears home décor brand launch in the past decade, with more than 400 new products. The line, a creative collaboration between the Company and its supplier, was created exclusively for Sears and offers customers a fresh perspective on the latest trends and enduring classics;

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Launched a new private label for men branded Logan HillTM/MC, a casual new brand that pulls together a collection of styles, colours and fabrics. Logan HillTM/MC features both classic and relaxed looks and contains a mix of seasonal fashion basics including pants, sweaters, sports shirts, polos, coats and parkas;

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Continued to entrench the Sears-exclusive Craftsman® name as a leader in outdoor power equipment with the launch of the first Quiet Power TechnologyTM lawn mower, featuring an engine made by Briggs & Stratton®/MD. The Craftsman® 22” 3-in-1 mower is 55% quieter than comparable Craftsman® mowers with the same power output. In time for winter, Sears offered a Craftsman® Single Stage Snow Blower, featuring a Briggs & Stratton®/MD 250cc engine, 11.5 ft. lbs. of torque and 14 cutting surfaces, which cuts through heavy snow and ice 30% faster than our standard model. Both Craftsman® products were sold under the Canada’s Best seal of approval, signifying that they are exclusive to Sears and meet the highest standards in quality, value and innovation;

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Introduced a new line of women’s Jessica® Intimates, including bras, panties, shapewear and sleepwear, which feature improved product quality. The new line also features both versatility and fashion, with availability in various sizes and focuses on product fit, fabric and functionality. The new line includes fashion-forward designs in order to increase its appeal to a broader range of customers;

•
Hosted in store fitness lifestyle events in Sears stores at Southgate Mall (Edmonton, Alberta), Bramalea City Centre (Brampton, Ontario) and Centre Commercial Les Rivières (Trois Rivières, Québec) on January 17, 2015. The events featured a local fitness expert who talked to customers about fitness and healthy living. The stores were presented to feature a variety of items associated with healthy living, including small kitchen appliances, fitness equipment and PURE NRG Athletics®/MD apparel; and

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In connection with the rights offering completed by Sears Holdings in 2014, the Company and Sears Holdings agreed to amend the existing license agreement pursuant to which the Company has the right to use the “Sears” name and certain other trademarks and brand names associated with a number of its major product lines.

Fiscal 2013

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Building on the successful launch of two refreshed Sears Home stores in Ancaster and Whitby, Ontario, in July 2013, Sears completed and opened a redesigned Sears Home store in Burlington, Ontario. The new store format offers Canada’s largest selection of customizable furniture and new brand offerings that help customers give their homes a unique and personal touch;

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Introduced the Carter’s® family of baby and children’s wear brands to Sears. The well-loved Carter’s® and OshKosh B’gosh® labels feature thoughtful design details and quality craftsmanship, and make a great addition to “The Baby’s Room,” the nursery and infant accessories department at Sears;

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Created additional “hero” categories with footwear, dresses, suits and home décor to drive consumers’ consideration to Sears when purchasing these products. In the first quarter of Fiscal 2013, Sears made progress in these categories, including the launch of a footwear digest; the introduction of Canada’s Best Dress shirt in the Men’s Suit Shop; and the launch of a new Whole Home® Serveware line; and

•	Introduced a relationship with international supermodel and actress Bar Refaeli, who was positioned as the face of Sears private label Nevada® apparel beginning in Fall 2013.

(ii)Operate Profitability

Fiscal 2015

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During Fiscal 2015, the Company implemented cost management initiatives with the objective of reducing recurring operating expenses by approximately $100.0 million to $125.0 million on an annualized basis as compared to 2014. The initiatives were completed during 2015, and have resulted in annualized savings of approximately $125.0 million as compared to 2014. Selling, administrative and other expenses decreased by $225.7 million in Fiscal 2015, as compared to Fiscal 2014. Excluding transformation expenses, impairment charges and other non-recurring items included in selling, administrative and other expenses in both periods, operating expenses decreased $119.5 million or 9.0% in Fiscal 2015, as compared to Fiscal 2014, primarily because of these cost management initiatives. The Company continues to study its business configuration and expects to implement further improvements to the cost structure in 2016 of between $100.0 million to $127.0 million on an annualized basis compared to 2015; and

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During Fiscal 2015, the Company began the implementation of Oracle Retail Merchandise and Merchandise Financial Planning Systems, the acquisition of which was announced in Fiscal 2014. The systems will mark the transformation of our merchandise financial planning capabilities with the intent to optimize cash flow, inventory productivity, receipt flow and in-stock position. The transformation will include the creation of two Centres of Excellence: Merchandise Planning & Inventory Allocation and Merchandise Financial Planning. The focus on applying enhanced pre-season planning capabilities in addition to techniques designed to improve product allocation by store, are expected to improve turnover, margin and cash flow; and

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On February 23, 2016, the Company announced that it had assigned the leases of eight underperforming Sears Home stores to Leon’s Furniture Ltd., located throughout British Columbia, Ontario and New Brunswick with effective dates of between June 1, 2016 and July 1, 2016. The Company continues to be responsible for the operating lease obligations as of the effective dates of the assignments until the next renewal period for each of the leases, and will continue to include these amounts as part of the Company’s operating lease obligations. By assigning these leases, the Company will save approximately $6.9 million annually in lease costs related to the properties.

Fiscal 2014

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Continued to implement an inventory management program targeted at reducing surpluses and out-of-season content to allow adequate room for in-season merchandise. As of the end of Fiscal 2014, this program successfully decreased overall inventory, exclusive of any amounts related to the full-line store closures, by $238.4 million since August 3, 2013 when the initiative was launched and by $124.4 million compared to the end of Fiscal 2013. Sears continued to implement new operating procedures which ensure merchandise received by a store is moved directly to the selling floor thereby eliminating time in stock rooms where customers have no views;

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Announced the purchase of the Oracle Retail Merchandising System. This purchase, along with the Company’s investment in IBM’s Sterling Order Management System and process improvements was expected to improve our customers’ shopping experience. The investment in these systems was made to provide an improved in-stock position of the Company’s most popular items. It was also intended to be able to customize promotions, such as pop-up promotions at point-of-sale or tailored offers made on mobile devices, to customers while shopping in the store. Customers have visibility of store inventory online to enable fulfillment of online orders from stores and vice-versa. These enhancements were expected to provide Sears the long-term capability to meet and exceed the high level of service which today’s retail customer seeks;

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Opened a new 240,000 square foot small-ticket fulfillment centre located in Calgary, Alberta, creating approximately 200 new jobs. The Calgary fulfillment centre is a modern operation with advanced product and packaging systems that are designed to facilitate faster processing of customer orders. The Calgary distribution centre can pick, pack and ship small-ticket items such as apparel, home décor, small appliances and toys for customers in western Canada who order from the Company’s Direct channel, which includes the Company’s various catalogues and e-commerce offerings at sears.ca. The new facility has the potential to reduce delivery time to western Canadian customers by an average of one to two days compared to the Company’s previous western facility location; and

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Held special career and recruitment events for Target employees impacted by Target Canada’s announcement of its exit from the Canadian market; this included activities such as local job fairs across Canada, where Sears helped match great candidates with their next career opportunity. There was also an open invitation to Target head office employees for a meet-and-greet with Sears executives on January 21, 2015 at Sears Retail Support Centre, which approximately 150 Target employees attended. To help employees during this time of uncertainty and to help them get to know Sears Canada and its products better, Sears Canada offered affected Target Canada employees the Sears Canada employee discount for a period of 16 weeks.

Fiscal 2013

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Announced the future opening of a new state-of-the-art distribution centre located in Calgary, Alberta to handle small ticket customer orders placed through the Company’s Direct channel destined for homes in Western Canada as part of the Company’s initiative to improve customer service. The new facility was intended to allow for faster processing and fulfillment of orders, and cut down on shipping times for most orders. To accommodate this new facility, Sears announced that it would close one of its aging distribution centre located in Regina, Saskatchewan;

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Modified the Company’s store structure to improve efficiency and increase the effectiveness of the chain of communication between management and the store associate teams within the stores, eliminating primarily a mid-tier level of leads within the Company’s Full-Line stores;

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Entered into an agreement with third party vendors IBM and Wipro to externally reassign work currently performed at three internal Sears Customer Contact Centres. The move to a third party will enable Sears to realize significant capability upgrades which will result in better processes, controls and tracking, and an overall improvement in the customer experience;

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Following a comprehensive review of its Repair Services and Parts businesses, the Company implemented a number of significant changes designed to improve efficiency, profitability and the overall customer experience. In Repair Services, the Company will shift to using Sears-authorized contracted technicians in mid-markets, while major markets will continue to be primarily serviced by a streamlined team of Sears technicians. In the Parts division, sixteen existing stand-alone Parts processing locations and a central processing centre in Belleville, Ontario will be consolidated into three major fulfillment centres located in Calgary, Alberta, Toronto, Ontario and Montreal, Quebec. Where a Parts processing location is closed outside of these three cities, a Parts counter will open in a nearby Sears location; and

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Announced that in connection with the these initiatives, Sears would reduce staff in its head office operation to align the Company’s support structure with the size and volume of the organization as well as take advantage of internal processes that have been recently implemented to improve efficiency.

(iii) Maintain a strong balance sheet

Fiscal 2015

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On November 3, 2015, the Company announced the appointment of Carrie Kirkman as President and Chief Merchant. Ms. Kirkman’s distinguished career and proven track record in Canadian retail, and her unwavering commitment to excellence, has added significant depth to the Sears Canada leadership team and will enable the Company to accelerate the positive momentum in the business. Ms. Kirkman will support Executive Chairman, Brandon G. Stranzl, as they work to stabilize, revitalize and modernize Sears Canada to enhance the experience of the customer and the profitability of the Company. Ms. Kirkman was appointed as a director of the Company on November 1, 2015;

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On November 23, 2015, the Company received a payment of $174.0 million from JPMorgan Chase as a result of the sale of their portfolio of credit card accounts and related receivables related to the Sears credit card and the Sears MasterCard. The proceeds from the transaction were used for general corporate purposes;

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Closed the sale and leaseback transactions with the Concord Pacific Group of Companies (“Concord”) announced on March 11, 2015, for net proceeds of $130.0 million. The sale and leaseback transactions included the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. The Company has entered into long-term leases for each property, with early termination options available to both the Company and Concord, and the Company will continue to operate the stores located at these shopping centres under the leases with no impact to customers or employees at these locations. The proceeds from the transaction were used for general corporate purposes;

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On November 13, 2015, the Company announced it had entered into an agreement with Tamworth Properties Inc. to sell and lease back its logistics centre located in Vaughan, Ontario, for a total consideration of $100.0 million. This property, including land, building and equipment had a net carrying value of approximately $76.3 million included in “Property, plant and equipment” and “Investment properties” in the Consolidated Statements of Financial Position as at January 30, 2016. The agreement is subject to customary closing conditions and the transaction is expected to close during Q1 2016 but there can be no assurance that the transaction will be completed on the agreed or contemplated terms at all. The ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement. The proceeds from the transaction will be used for general corporate purposes. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility

(see Note 17 “Long-term obligations and finance costs” in the Fiscal 2015 financial statements for additional information);

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On September 2, 2015, the Company announced that it had reached an agreement to sell a warehouse for $18.1 million, and had reached an agreement for the sale and leaseback of a non-mall based store property (which the Company will continue to operate post-sale) for an additional $10.0 million. Both agreements are subject to closing conditions. The Company's expectation is that these transactions will close during 2016, but there can be no assurance that either of the transactions will be completed on the agreed or contemplated terms or at all;

•
On March 17, 2016, the Company entered into an agreement to sell and lease back its logistics centre located in Calgary, Alberta, for a total consideration of $83.9 million. This property, including land, building and equipment had a net carrying value of approximately $40.9 million included in “Property, plant and equipment” and “Investment properties” in the Consolidated Statements of Financial Position as at January 30, 2016. The agreement is subject to customary closing conditions, and is expected to close during Fiscal 2016 although there can be no assurances that the transaction will be completed on the agreed or contemplated terms or at all. The ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this agreement. The proceeds from this transaction will be used for general corporate purposes. Upon closing, the logistics centre will no longer be registered as collateral under the Amended Credit Facility (see Note 17 “Long-term obligations and finance costs” in the Consolidated Financial Statements for Fiscal 2015 for additional information); and

•
On December 3, 2015, the Company announced that it had reached an agreement to sell a vacant warehouse for $8.5 million. The agreement is subject to customary closing conditions. The Company's expectation is that the transaction will close in 2016, but there can be no assurance that the transaction will be completed on the agreed or contemplated terms or at all;

Fiscal 2014

•
Announced the appointment of Ronald D. Boire as President and Chief Executive Officer on January 23, 2015. Mr. Boire had served as the Company’s acting President and CEO from October 15, 2014. Mr. Boire departed the Company effective August 28, 2015. Prior to his role with Sears Canada, Mr. Boire was Executive Vice President, Chief Merchandising Officer and President, Sears and Kmart formats at Sears Holdings. Prior to joining Sears Holdings in January 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October 2009. Prior to that Mr. Boire worked at Toys “R” Us, Inc., becoming President of the North American division in 2006. From 2003 to 2006, he served as Best Buy’s Executive Vice-President, Global Merchandise Manager and before that spent 17 years at Sony Electronics Inc. in a variety of increasingly senior roles. Mr. Boire has MBAs from the Columbia Business School and the London Business School;

•
Extended the term of its senior secured revolving credit facility (“Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit from $800.0 million to $300.0 million. The Amended Credit Facility better reflects the Company’s current borrowing base, which has decreased due to lower inventory levels than those experienced prior to the Amended Credit Facility, and reduces financing costs by lowering the annual fees on the undrawn facility by over 70%. The Amended Credit Facility is held by a syndicate of lenders arranged and administered by Wells Fargo Capital Finance, part of Wells Fargo & Company;

•
Announced an agreement with Concord to sell and lease back three of the Company’s owned properties for a total consideration of $140.0 million subject to certain adjustments. The properties in the transaction include the Company's stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. The transaction closed on June 8, 2015. The Company will continue to operate the stores located at these shopping centres under long-term leases and there is no impact on customers or employees at these locations;

•
Returned three leased full-line stores to The Cadillac Fairview Corporation Limited (“Cadillac Fairview”) as part of a previously announced transaction. Sears stores at the Toronto Eaton Centre (Toronto, Ontario), Sherway Gardens (Toronto, Ontario) and Masonville Place (London, Ontario) were vacated on February 28, 2014. Also as part of this transaction effective February 28, 2015, Sears returned its store at Markville Shopping Centre (Markham, Ontario) to Cadillac Fairview and its store at Richmond Centre (Richmond British Columbia) to Ivanhoé Cambridge Properties (“Ivanhoé”). The agreement for the return of the five stores was for a total consideration received of $400.0 million;

•
Returned two leased full-line stores located at Yorkdale Shopping Centre (Toronto, Ontario) and Square One Shopping Centre (Mississauga, Ontario) to Oxford Properties Group Inc. and the Alberta Investment Management Corporation on March 9, 2014. The agreement includes an option for the return of the leased full-line store at Scarborough Town Centre and was for a total consideration received of $192.0 million;

•
On June 2, 2014, closed the sale of its 15% joint arrangement interest in the Les Rivières Shopping Centre for total proceeds of $33.5 million, pursuant to an agreement entered into on May 16, 2014. The shopping centre, located in Trois-Rivières, Québec, was a joint arrangement the Company held with affiliates of Ivanhoé. Sears will continue to operate its department store in the shopping centre, and Ivanhoé will continue to manage the property. This transaction had no effect on employees employed at the store or on the operation of the store;

•
On June 16, 2014, entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta. The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord, on customary terms, to manage most facets of the development;

•
On September 17, 2014, closed the sale of its 20% joint arrangement interest in Kildonan Place for total proceeds of $27.7 million from H&R Real Estate Investment Trust. Kildonan Place, located in Winnipeg, Manitoba, was a joint arrangement the Company held with Ivanhoé. This transaction had no effect on the employees or operation of the store located within the shopping centre; and

•
On September 30, 2014, closed the sale of its 15% joint arrangement interest in Les Galeries de Hull for total proceeds of $10.5 million from Fonds de Placement Immobilier Cominar. Les Galeries de Hull, located in Gatineau, Québec, was a joint arrangement the Company held with Ivanhoé. This transaction had no effect on the employees or operation of the store located within the shopping centre.

Fiscal 2013

•	Entered into a binding agreement with Concord Pacific Group of Companies to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia;

•
Announced and closed a transaction between the Company and Montez Income Properties Corporation to sell a 50% joint arrangement interest in eight properties Sears owns with The Westcliff Group of Companies; and

•
Announced that it would terminate its leases on seven stores for total consideration of $591.0 million. Additionally, the Company also agreed to sell an option relating to a third store for financial consideration of $1 million.

(i)	Real Estate

(i)	Real Estate Joint Arrangement Operations

During Fiscal 2015, the Company closed the sale and leaseback transactions with Concord Pacific (“Concord”) which it announced on March 11, 2015 for $130.0 million. The sale and leaseback transactions included the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chillwack, British Columbia. The Company has entered into long-term leases for each property, with early termination options available to both the Company and Concord, and the Company will continue to operate stores located at these shopping centres under the leases with no impact to customers or employees at these locations.

During the third quarter of Fiscal 2014, the Company sold its 15% joint arrangement in Les Galeries de Hull shopping centre (“Hull”) that it co-owned with Ivanhoé Cambridge (“Ivanhoé), to Fonds de placement immobilier Cominar (“Cominar”) for total proceeds of $10.5 million. The sale closed on September 30, 2014. Following the sale, the Company continues to operate its store in the shopping centre on the terms and conditions unchanged from those before the sale.

During the third quarter of Fiscal 2014, the Company sold its 20% joint arrangement interest in Kildonan Place Shopping Centre (“Kildonan”) that it co-owned with Ivanhoé, to H&H Real Estate Investment Trust for total proceeds of $27 million. The sale closed on September 17, 2014. Following the sale, the Company continues to operate its store in the shopping centre on the terms and conditions unchanged from those before the sale.

On June 16, 2013, the Company entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of a 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta. The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord on customary terms, to manage most facets of the development.
During Fiscal 2013, the Company entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Project”). On June 7, 2013, Sears confirmed that it had submitted an application to the City of Burnaby regarding a proposed comprehensive mixed-use project including a new Sears store located on nine acres of the Company’s property on and adjacent to its store at that location.

During the third quarter of Fiscal 2013, the Company announced that it reached an agreement with Montez Income Properties Corporation to sell its 50% joint arrangement interest in eight properties the Company owned with The Westcliff Group of Companies for approximately $315 million. The transaction closed in January 2014. The properties involved were comprised of four regional shopping centres, two strip centres and two open-format centres.

(ii)	Real Estate Holdings

During the third quarter of Fiscal 2015, the Company announced that it had reached an agreement to sell a warehouse for $18.1 million, and had reached an agreement for the sale and leaseback of a non-mall based store property (which the Company will continue to operate post-sale)) for an additional $10.0 million. Both agreements are subject to closing conditions. The Company’s expectation is that these transactions will close during 2016, but there can be no assurance that either of the transactions will be completed on the agreed or contemplated terms or at all.

During the third quarter of Fiscal 2015, the Company announced it had entered into an agreement with Tamworth Properties Inc. to sell and lease back its logistics centre located in Vaughan, Ontario, for a total consideration of $100.0 million. The agreement, subject to customary closing conditions, is expected to close during Q1 2016 but there can be no assurance that the transaction will be completed on the agreed or contemplated terms or at all. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this announcement.
On December 3, 2015, the Company announced that it had reached an agreement to sell a vacant warehouse for $8.5 million. The agreement is subject to closing conditions. The Company’s expectation is that the transaction will close in 2016, but there can be no assurance that the transaction will be completed on the agreed or contemplated terms or at all.

On March 17, 2016, the Company entered into an agreement to sell and lease back its logistics centre located in Calgary, Alberta, for a total consideration of $83.9 million. The agreement is subject to customary closing conditions, and is expected to close during Fiscal 2016 although there can be no assurances that the transaction will be completed on the agreed or contemplated terms or at all. The ultimate amount and timing of gain recognition will be determined upon closing of the transaction. Upon closing, the Company will continue to operate the logistics centre under a long-term lease and there is not expected to be any impact to employees at the logistics centre as a result of this agreement.

In the third quarter of Fiscal 2013, the Company terminated its leases in respect of five stores for a total consideration of $400 million. As at the date of the announcement by the Company, four of the five stores were owned by Cadillac Fairview Corporation and are located in Ontario: Eaton Centre (Toronto, Ontario), Sherway Gardens (Toronto, Ontario), Markville Shopping Centre (Markham, Ontario) and Masonville Place (London, Ontario). The fifth store is located at Richmond Centre (Richmond, British Columbia) and co-owned by Ivanhoé and Cadillac Fairview. The transaction resulted in Sears vacating the Eaton Centre, Sherway Gardens and Masonville Place stores on or about February 28, 2014 and Markville Shopping Centre and Richmond Centre on or about February 28, 2015.

During the second quarter of Fiscal 2013, the Company entered into a series of transactions related to two stores within shopping centres co-owned by Oxford Properties Group and Alberta Investment Management Corporation (collectively, the “Co-Owners”). The transactions gave the Co-Owners the right to require Sears to vacate the stores by March 31, 2014 and provide for a total consideration of $191 million. The two Sears store locations were at Yorkdale Shopping Centre (Toronto, Ontario) and at Square One Shopping Centre (Mississauga, Ontario). Additionally, Sears also agreed to sell an option relating to a third store located at Scarborough Town Centre to the Co-Owners for financial consideration of $1 million. The Co-Owners have five years to exercise the option on this property at a fixed total cost of $53 million.

In Fiscal 2015, the Company closed, 2 full line stores, 6 Home stores, 4 outlet stores, 1 Appliances and Mattresses store, 76 Hometown stores, 2 Corbeil Corporate stores, 12 Travel offices and 131 Catalogue and online merchandise pick-up locations. The Company opened 9 Catalogue and online merchandise pick-up locations.

In Fiscal 2014, the Company closed 5 full-line department stores, 1 Sears Home store, 3 Appliances and Mattresses stores, 34 Hometown stores, 1 Travel office and 142 catalogue merchandise pick-up locations. The Company also opened one Hometown store, one Corbeil Franchise store and 31 Catalogue merchandise pick-up locations.

In Fiscal 2013, the Company closed 28 Hometown Dealer stores, four Travel offices, and 66 catalogue merchandise pick-up locations. The Company also opened one Hometown Dealer store.

3.    DESCRIPTION OF THE BUSINESS

(a)	Company Overview

Sears is a multi-format retailer and, as of March 17, 2016, has a network that includes 95 Full-Line Department stores, 211 specialty stores (including 40 Sears Home stores, 23 Outlet stores, 115 Hometown stores primarily operated under independent local ownership and 33 Corbeil stores), 84 Sears Travel offices and over 1,200 merchandise pick-up locations for orders placed through the catalogue or online at sears.ca. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at Sears.ca.

(b)	Business Overview

The Company’s operations are focused on merchandising and include the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet and Corbeil stores, and its Direct (catalogue and internet) channel. It also includes service revenue related primarily to product repair. Commission revenues include travel and insurance payments. The Company partnered with Thomas Cook (now known as TravelBrands Inc. (“TravelBrands”)) in a multi-year licensing arrangement, under which TravelBrands manages the day-to-day operations of all Sears Travel offices. Profits from this arrangement are shared amongst both partners. The Company was a party to a number of joint arrangements which were classified as jointly controlled entities for financial reporting purposes. These joint arrangements were jointly controlled by the venturers who are entitled to a share of the income or loss of the joint arrangement.

For a more detailed description of the Company’s business operations and performance, see Section 1 - “Company Performance” of the Company’s 2015 MD&A. Please also refer to Section 11 - “Risks and Uncertainties” of the Company’s 2015 MD&A for a discussion of certain of the risks and uncertainties inherent in the Company’s business.

(c)	Competitive Conditions

The Canadian retail market remains highly competitive as key players and new entrants compete for market share. Certain international retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company’s competitors include traditional full-line department stores, discount department stores, wholesale clubs, ''big-box'' retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of our competitors could have a material adverse effect on our business, results of operations and financial condition. In addition, the Company’s program agreement with JPMorgan Chase expired on November 15, 2015 and the Company has not entered into a new credit card program agreement.

On January 15, 2015, Target Corporation announced that it would cease operations in Canada, its only presence outside of the US, and focus its efforts on their domestic business. This impacted 17,600 Target employees working in 133 Canadian stores, as well as in their head office and support locations.

Furthermore, the weakening of the Canadian dollar presents additional challenges for Canadian retailers as this generally leads to higher costs for the Company as many goods are purchased with US dollars.

For a discussion of the other competitive conditions faced by the Company, see Section 10 - “Risks and Uncertainties” of the Company’s 2015 MD&A.

(d)	Intangible Properties

The Company has a license from Sears Roebuck, pursuant to a royalty-free license agreement, to use the name “Sears” as part of its corporate name, as well as a license to use other brand names, such as Kenmore®, Craftsman®, and DieHard®. The license agreement was amended in October 2014 and will continue to apply for so long as Sears Holdings continues to own at least 10% of the voting shares of the Company (the previous agreement was void if Sears Holdings’ ownership fell below 25%, and the Company will have the continued right to use the trademarks on a royalty-free basis in the event of termination for a further 5 years (previously 3 years)). If, prior to the completion of the five year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the agreement for a further transition period not to exceed four years, at a below market rate. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Sears Roebuck trademarks used by the Company in Canada.

One of the Company’s most important strengths is the recognition and reputation of the Company’s private brands and exclusive relationships with many non-proprietary national brands.

The Company’s private brands, which are available in Canada, include Jessica®, JessTM, Nevada®, WholeHome®, Boulevard Club®, Tradition®, Protocol®, Alpinetek®, Pure NRG Athletics®, No. 99 Wayne Gretzky Collection, Attitude® and Distinction®. The Company believes that the trademarks owned or licensed to it enjoy considerable brand awareness in the Canadian market. The Company also owns a number of domain names which are used in its online business.

(e)	Cycles – Seasonality of Business

The Company’s operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues vary by quarter based upon consumer spending behavior. Historically, our revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, our fourth quarter results of operations significantly impacts our annual results of operations. Our fourth quarter results of operations may fluctuate significantly, based on many factors, including holiday spending patterns and weather conditions. In addition, we offer many seasonal goods and services. We set budgeted inventory levels and promotional activity to be in accordance with our strategic initiatives and expected consumer demand. Businesses such as the Company, that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

(f)	Economic Dependence

The Company relies on its right, under a royalty-free license agreement with Sears Holdings, to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of the business. See Intangible Property.

(g)	Environmental Protection

The Company is currently remediating various locations throughout Canada where it operated gas bars, auto centres and a logistics facility. The extent of this remediation and the cost thereof has been estimated by third party consultants specifically where environmental standards have changed. Costs have also been determined, in some cases, where contracts are in place. Sears continues to monitor the cost of remediation and appropriately provides for this cost in its reserves.

For a discussion of the effects of environmental protection requirements on the Company, see Section 11 – “Risks and Uncertainties” of the Company’s 2015 MD&A.

(h)	Associates

Sears associates are a critical asset to the Company. Sears works to inspire its associates to be committed to great customer service by providing quality services, products and solutions that earn their trust and build lifetime relationships, so that Sears can continue to be one of Canada’s leading retailers.

Sears had an average of approximately 6,351 full-time and approximately 11,552 part-time associates for a total average of approximately 17,903 associates at the end of Fiscal 2015.

(i)	Social or Environmental Policies

The Company has established the following policies and procedures for the well-being of its associates, customers, visitors and contractors.

(i) Health and Safety Policy

The Company has established its Health and Safety Policy (“H&S Policy”) which sets out the guiding principles that all leaders, associates, contractors and vendors are required to follow in order to provide leaders, associates, contractors, vendors and customers with a safe and healthy work and shopping environment. Specifically, the H&S Policy states that leaders, associates, contractors and vendors must adhere to the applicable laws and regulations that apply to their work and that health and safety is everyone's responsibility under the Internal Responsibility System. The Company reviews the H&S Policy on an annual basis.

(ii) Employment Equity and Non-Discrimination

The Company’s Employment Equity and Non-Discrimination policy is designed to ensure that the Company’s employment policies, practices and procedures support its commitment to employment equity, non-discrimination and an inclusive work environment. Sears Canada’s commitment to employment equity aligns with its commitment to quality and is built into the Company’s recruitment, hiring and advancement practices. The Company believes that having the best candidate in every position, regardless of race, gender, ethnic or national origin, sexual orientation, religion, marital or family status, or other factors unrelated to a candidate’s ability to carry out his/her responsibilities, allows the Company to attract and retain the best associates from all segments of the population.

The Company has developed a number of policies and programs which are designed to identify and address hazards in the workplace thereby creating a safer environment for associates and customers. The Company’s zero tolerance approach and Respect in the Workplace and Violence Prevention policies are embedded in the Sears Canada Code of Business Conduct (the “Code”) and are examples of its commitment to maintaining a safe working and shopping environment for its customers and its associates.

(iii) Codes of Conduct

The Code applies to every officer and associate. The Code provides guidelines and sets out expectations regarding interactions with: customers, investors, governmental authorities, and suppliers of merchandise and services, and among associates. It also sets out the ethical values and standards of behaviour that apply to all of the Company’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records and compliance with the laws of all jurisdictions in which the Company conducts business.

The Directors of the Company are expected to abide by the Code of Conduct for the Board of Directors of the Company (the “Director Code”). The Director Code sets forth the general expectations of the Company for its Board of Directors, and describes standards of ethical behavior that each Director is expected to uphold.

(iv) Global Compliance Program Requirements

Sears is committed to conducting its business in Canada and abroad with a high standard of business ethics, in compliance with all applicable laws, and with regard for human rights and workplace standards. Sears expects its vendors to do the same, and has developed the Global Compliance Program Requirements (the “Compliance Program”), contractual requirements, and social compliance procedures intended to maximize vendor compliance with Sears requirements. The Compliance Program is in accordance with the Retail Council of Canada’s “Responsible Trading Guidelines” which focus on sourcing products and services in a fair and equitable manner both locally and internationally. The Compliance Program outlines the standards to which all Sears vendors, both domestic and foreign, as well as the subcontractors employed by those vendors, are required to adhere as a condition of doing business with Sears. The Compliance Program is printed in 26 languages and must be posted in the factories of the Company’s vendors, ensuring that the individuals it seeks to protect are able to read and understand it.

As part of the Compliance Program, the Company reviews the manufacturing facilities that produce both its private label products as well as third party branded products in the context of three criteria: (i) anticipated volume, (ii) brand, and (iii) location. The probability of a vendor audit increases with increases in anticipated volume. Many third party brands already have established compliance programs and conduct regular audits on their factories, and the Company requests that those brands provide details of their respective programs to ensure that they meet the minimum requirements of the Compliance Program. Vendors unable to provide audit program details are subject to the Company’s Compliance Program. The Company annually conducts an average of 1,000 audits. For the most part, the onsite audits have been outsourced to the Company’s parent company, Sears Holdings, with approximately 50-60% of all audits performed by their dedicated audit employees based throughout Asia (China, Cambodia, Malaysia, India, and Bangladesh). The remaining 40-50% of audits are performed by various independent third parties contracted and trained by Sears Holdings. The Company reviews all significant audits performed by Sears Holdings with respect to warnings, business relationship terminations, pending business relationship terminations, and any other significant issue such as child labour, major safety concerns, egregious violations, bribery or attempted bribery or denied access related to facilities used by the Company’s suppliers.

(v) Ethics Hotline

The Sears Canada Ethics Hotline (the “Hotline”) was established to facilitate the confidential and anonymous reporting of suspected breaches of internal accounting controls, or other financial reporting matters, as well as actual or suspected violations of the Code. The Hotline, which is managed by an independent service provider, enables individuals to make reports anonymously, by telephone using the toll-free number 1-877-987-3277 or by reporting a concern electronically at www.clearviewconnects.com, in English or French, 24 hours a day, seven days a week. The Audit Committee of the Board of Directors is provided with a summary of the reports submitted to the Hotline on a quarterly basis.

(vi) Environmental Awareness

Sears recognizes that minimizing the adverse effects on the environment is both a corporate and business responsibility. Sears is committed to identifying opportunities for improvement with respect to the environment throughout all of its business channels. The Corporate Sustainability department assists all areas of the business to evaluate, create and modify business practices and assists Sears in maintaining environmental compliance with Federal and Provincial regulatory standards.

(vii) Sears in the Community – Charitable Initiatives

Being a responsible member of the communities in which the Company does business is important to Sears Canada. Working with its customers and associates across Canada, the Company raises funds and invests in partnerships with local and national charitable organizations that help better Canadian communities.

For over sixty years, the Company has been supporting both national and local community-based initiatives through its investment in non-profit organizations. The Company has two main mandates for which funds are raised: children's education (with an emphasis on after-school programs) and children's health (with an emphasis on the fight against childhood cancer).

After-School Programs

After-school programs include relationships with organizations that have a positive impact on children outside of school hours. Sears Canada has partnerships with organizations such as the Boys and Girls Clubs of Canada, 4-H, Scouts Canada and Girl Guides of

Canada which help children develop and reach their full potential. In addition, initiatives such as the Sears Drama Festival and the Sears Canadian High School Design Competition also lead to the healthy development of Canadian Youth.

Childhood Cancer

Children’s cancer fundraising provides for much needed research, support for families and community awareness about the primary cause of non-accidental death among children in Canada. Sears works with children's hospitals across the country and helps to raise funds to provide the special care required for children living with cancer as well as much needed research in the field of pediatric oncology. As an example, the Sears Canada Charitable Foundation provides funding for the Sears Cancer Clinic at the Hospital for Sick Children in Toronto. Since 2008, the Company has sponsored the Sears National Kids Cancer Ride where cyclists travel over 7,000 km from Vancouver to Halifax, being welcomed by Canadians as they stop at Sears Canada locations along the way. The ride is conducted by the Coast to Coast Against Cancer Foundation. Two additional regional events to also help raise funds and awareness for the childhood cancer cause are the Sears Great Canadian Chill polar bear dips and the Sears Great Canadian Run relays. In Québec, the Company enjoys a special relationship with Operation Enfant Soleil, an organization which raises funds for the province's four pediatric hospitals.

(j)	Purchasing and Distribution

(i) Purchase of Merchandise

The sourcing and purchase of goods sold by the Company is conducted at its head office in Toronto, Ontario by the merchandise buying and corporate procurement teams. The Company purchases its merchandise from approximately 2,300 domestic and international suppliers, many of which have long-standing relationships with the Company. Sears works closely with its suppliers in marketing, research, design and development, production standards and production planning.

For the majority of its merchandise purchased on a direct import basis, Sears Canada utilizes the international merchandise purchasing services of Sears Holdings (complimented by Connor buying group). Sears Holdings may provide assistance to the Company with respect to monitoring and facilitating the production and inspection of imported goods, as well as the co-ordination of shipments and the payment to suppliers.

Although the Company’s business is not substantially dependant on any one supplier, its relationship with certain suppliers is of significance to the Company’s merchandising strategy, including attracting customers to its locations, cross segment sales and image. The Company is dependent upon a significant amount of products that originate from non-Canadian markets.

The majority of the Company’s merchandise bought on a direct import basis is purchased in U.S. currency. As a result, exchange rate fluctuations between the Canadian and U.S. dollars may pose a risk to the Company’s expected Canadian equivalent cost of U.S. dollars. In order to minimize the cost of its U.S. dollar requirements, the Company may use foreign currency forward or option contracts to hedge the exchange rate risk.

(ii) Distribution

Sears operates six logistics centres strategically located across the country. The logistics centres are comprised of seven owned and one leased warehouse facility which serve all channels of the business. The total floor area of these logistics centres was 6.5 million square feet at the end of Fiscal 2015, of which 5.0 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services.
One Regina, Saskatchewan, logistics centre was closed in 2014 and replaced by a new logistics centre located in Calgary, Alberta.

All merchandise sold through the Corporate Store (Full-line, Sears Home, Hometown Dealer, Outlet,) and Direct (catalogue and internet) Channels are distributed from the Company’s six distribution centres. The Company’s distribution centres are located in Montreal, Québec, Vaughan and Belleville, Ontario, Calgary, Alberta and Port Coquitlam, British Columbia.
The Company’s wholly-owned subsidiary, S.L.H. Transport Inc. (“SLH”), transports merchandise to stores and catalogue merchandise pick-up locations. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears.

(iii) Services

Home Improvements – Includes carpet and duct cleaning, installation and assembly of products purchased at Sears stores, custom window coverings, windows & doors and heating and cooling.

Product Repair Services – Includes servicing of items covered under a Sears Protection Plan, cash calls (paid labour for any appliance), as well as in-warranty service for select Kenmore®, Craftsman® and national brand products.

Protection Agreements – Includes single or multi-year coverage on major appliances, electronics, vacuums, lawn and garden, fitness, and heating, ventilating and air conditioning as well as accident protection for furniture and mattresses.

(iv) Risks

The Company’s performance may be adversely impacted by the risks that are associated with the sourcing and delivery of merchandise including potential economic, social and political instability in jurisdictions where suppliers are located, increased shipping costs, potential transportation delays and interruptions, adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products, quotas, and the imposition and collection of taxes and duties.

(k)	Risk Factors

For a discussion of the risks relating to the Company, see Section 11 - “Risks and Uncertainties” of the Company’s 2015 MD&A.

4.    DIVIDENDS

In December 2013, the Company distributed $5.00 per common share, amounting to approximately $509 million, as an extraordinary cash dividend to its shareholders. Payment of the dividend was made on December 6, 2013.

In 2006, Sears Canada announced that it would discontinue the practice of paying quarterly dividends.

The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, among other options, the payment of dividends.

5.    GENERAL DESCRIPTION OF CAPITAL STRUCTURE

(a)    Authorized Capital

The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”).

(b)    Common Shares

As at March 17, 2016, Sears had 101,877,662 common shares issued and outstanding, which are listed for trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Stock Market (“NASDAQ”).

The holders of common shares are entitled to vote at all meetings of the shareholders of the Company, except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the dividend entitlements of the holders of the Class 1 Preferred Shares of the Company, if any. After payment to the holders of the Class 1 Preferred Shares of the Company of the amount to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up thereof.

(c)    Class 1 Preferred Shares

There are currently no Class 1 Preferred Shares outstanding.

For a detailed description of the rights, privileges, restrictions and conditions of the Class 1 Preferred Shares, please refer to the Articles of Amalgamation of the Company dated December 30, 1999, which are filed on SEDAR at sedar.com and the SEC website at sec.gov.

6.    MARKET FOR SECURITIES

(a)    Trading Price and Volume
The outstanding common shares of the Company are listed on the TSX under the trading symbol “SCC” and on the NASDAQ under the trading symbol “SRSC”. The following tables set forth, for the periods indicated, the high and low closing prices of the common shares and the number of shares traded on the TSX and NASDAQ for Fiscal 2015:

TSX

Calendar Month	High($)	Low($)	Volume traded
February 2015	12.60	11.59	204,363
March 2015	12.49	11.72	303,973
April 2015	12.20	9.18	504,323
May 2015	11.32	9.29	389,734
June 2015	10.90	7.56	276,466
July 2015	7.69	7.11	140,943
August 2015	8.25	7.08	227,582
September 2015	8.87	8.17	94,323
October 2015	9.88	8.18	78,719
November 2015	11.25	9.60	331,135
December 2015	11.11	6.99	231,954
January 2016	6.85	5.44	104,261

NASDAQ

Calendar Month	High($)	Low($)	Volume traded
February 2015	10.00	9.45	431,738
March 2015	9.87	9.21	611,563
April 2015	9.75	7.66	1,406,689
May 2015	9.24	7.69	660,969
June 2015	8.83	6.09	794,890
July 2015	6.15	5.47	640,953
August 2015	6.19	5.22	1,157,728
September 2015	6.76	6.16	1,138,443
October 2015	7.63	6.47	593,637
November 2015	8.48	7.44	1,193,993
December 2015	8.37	4.95	804,448
January 2016	4.96	3.75	866,761

7.    DIRECTORS AND EXECUTIVE OFFICERS

(a)    Board of Directors

Directors are elected at each annual meeting of shareholders and hold office until the Company’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Board of Directors has four Committees: Audit, Human Resources and Compensation, Nominating and Corporate Governance, and Investment. As at the date hereof, the names, province or state and country of residence of the directors of the Company, their respective principal occupations and the year in which they were each elected as directors are set out in the following table.

DIRECTORS
Name, Province or State, and Country of Residence	Principal Occupation	Director Since
R. Raja Khanna[1,2,4] Ontario, Canada	Chief Executive Officer Blue Ant Media Inc. (media-related company)	October 2007
Carrie Kirkman Ontario, Canada	President and Chief Merchant Sears Canada Inc. (company in retail business)	November 2015
Deborah Rosati[1,2,4] Ontario, Canada	Corporate Director and Consultant	April 2007
Anand A. Samuel [3] Florida, U.S.A.	Analyst ESL Investments, Inc. (private investment firm)	April 2015
Graham Savage[1,2,4] Ontario, Canada	Corporate Director	April 2015
S. Jeffrey Stollenwerck[3] Illinois, U.S.A.	President, Sears Real Estate Business Sears Holdings Corporation (company in retail business)	April 2014
Brandon Stranzl[2,3] Ontario, Canada Chairman	Executive Chairman Sears Canada Inc. (company in retail business)	April 2015

1 Member of the Audit Committee
2 Member of the Human Resources and Compensation Committee
3 Member of the Investment Committee
4 Member of the Nominating and Corporate Governance Committee

The following is a summary of the principal occupations, for at least the last five years, of the directors of the Company:

1.
R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004. Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue Ant Media Inc.

2.
Carrie Kirkman was appointed President and Chief Merchant of the Corporation effective November 1, 2015. Prior to her role with Sears Canada, Ms. Kirkman was President of the Jones Group Canada from October 2010 to April 2015. Previous to that position, Ms.

Kirkman held several executive level positions with Hudson's Bay Company including General Merchandise Manager, Women's Apparel, Accessories, Jewelry and Footwear from March 2009 to October 2010, General Merchandise Manager, Women's Apparel from June 2006 to March 2009, General Merchandise Manager, Accessories Luggage and Hosiery from February 2005 to June 2006 and General Manager, Brand Management from December 2002 to February 2005. From April 1997 to May 2002, Ms. Kirkman served as the Director of Merchandising for Liz Claiborne Canada. Ms. Kirkman is a Vice-President on the Board of Directors for the Canadian Club of Toronto. She has recently joined the Humber College Program Advisory for the Bachelor of Commerce Fashion Management Program and she also serves as an Independent Director of the Board of WDH (Whitehouse Design Company), a British Columbia based fashion company. Ms. Kirkman is also on the Board of Directors of Girls20.

3.
Deborah E. Rosati, FCPA, FCA, ICD.D is a Corporate Director and Consultant focused on corporate governance and corporate strategy for emerging companies. Ms. Rosati is the President of her own management consulting firm, Deborah Rosati (formerly RosatiNet). Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently on the Board of Directors of NexJ Systems Inc. and is a member of the Department Audit Committee of Correctional Services Canada. Ms. Rosati is also the Co-founder of Women Get on Board Inc.

4.
Anand A. Samuel is currently an Analyst at ESL and assumed this position in May 2007. Prior to this, Mr. Samuel was an Associate Attorney in the Tax group at Sullivan & Cromwell LLP from September 2005 to May 2007.

5.
Graham Savage is a Corporate Director and currently serves on the board of Post Media Network Inc., Whistler Blackcomb Holdings Inc. and Cott Corporation . From August 1999 to July 2008, Mr. Savage was Founding Partner of Callisto Capital LP, and its predecessor Savage Walker Capital Inc., both private equity firms. Mr. Savage was Chief Financial Officer and Director of Rogers Communications Inc. from March 1989 to November 1996. Mr. Savage has served as a Director of Canadian Tire Corporation, Alias Corp., FMC Financial Models Limited, Leith Technology Corp., Lions Gate Entertainment Corp., MDC Corp., Microcell Inc., Royal Group Technologies Limited, Sun Media Corp., Sun Times Media Group, Inc. and Vitran Corporation, among others.

6.
S. Jeffrey Stollenwerck is the President, Real Estate Business Unit at Sears Holdings and assumed this position in February 2008.   Mr. Stollenwerck has also served as the Senior Vice President, Real Estate for Sears Holdings from March 2005 to February 2008 and the Vice President, Real Estate for Kmart Corporation from May 2003 to March 2005.

Prior to joining Sears Holdings, Mr. Stollenwerck was the Vice-President, Research for ESL.

7.
Brandon G. Stranzl is the Executive Chairman of the Company and has held this position since his appointment on July 2, 2015. Previously, Mr. Stranzl served as the Company’s Chairman beginning April 23, 2015. Mr. Stranzl is also the General Partner of Beaconfire Capital LP, a position he has held since April 2015. From April 2012 to April 2015, Mr. Stranzl was the Senior Vice-President for First Pacific Advisors LLC, managing value-oriented investments. Prior to this, he was Managing Member of BGS Investments LLC (May 2011 to March 2012), Portfolio Manager and Head of Value Equity and Distressed Credit at C12 Capital Management LLC (May 2010 to April 2011) and Investment Analyst for ESL (May 2008 to April 2010). This was preceded with various positions in the investment industry, including positions with Third Avenue Management LLC, Morgan Stanley Asset Management and Fidelity Investments.

(b)    Executive Officers

As at the date hereof, the names, province or state and country of residence of the senior leaders of the Company, and their respective principal occupations are set out in the following table. The individuals identified below with an asterisk (*) are currently officers of the Company.

Name, Province or State, and Country of Residence	Title
Brandon G. Stranzl * [1] Ontario, Canada	Executive Chairman
E.J. Bird*[2] South Carolina, U.S.A.	Executive Vice-President and Chief Financial Officer
Stephen Champion[3] Ontario, Canada	Senior Vice-President, Real Estate
Gail Galea[4] Ontario, Canada	Senior Vice-President, Home and Hardlines
Michael Geddes[5] Ontario, Canada	Senior Vice-President, Planning and Operations
Randy Gerrie[6] Ontario, Canada	Senior Vice-President, Retail Stores
Carrie Kirkman*[7] Ontario, Canada	President and Chief Merchant
Kyoko Kobayashi[8] Ontario, Canada	Vice-President and Chief Information Officer
Klaudio Leshnjani[9] Ontario, Canada	Former Executive Vice-President and Chief Operating Officer
Becky Penrice*[10] Ontario, Canada	Senior Vice-President and Interim Chief Operating Officer
Franco Perugini[11] Ontario, Canada	Vice-President, General Counsel and Corporate Secretary
Billy Wong[12] Ontario, Canada	Senior Vice-President, Corporate Financial Planning

The following is a summary of the principal occupations, for at least the last five years, of the senior leaders of the Company.

1.	Refer to Section 7(a)(7).

2.
E. J. Bird is the Executive Vice-President and Chief Financial Officer of the Company and assumed this position in June 2013, shortly after being appointed Interim Chief Financial Officer in March 2013. From May 2006 to November 2013, Mr. Bird served as a Director on the Company’s Board. Prior to these appointments, Mr. Bird was a private investor. Mr. Bird served as an analyst for Levine Investments from 2002 to 2010 and as Chief Financial Officer of ESL from 1991 to 2002. Mr. Bird is the Chairman of the board of Sears Hometown and Outlet Stores Inc.

3.
Stephen Champion is the Senior Vice-President, Real Estate and Facilities and is responsible for Real Estate, Design, Construction, Facilities and Lease Administration functions. He was appointed to this role on September 22, 2015 after serving as interim

Senior Vice-President, Real Estate, a position he held since July 1, 2014. Mr. Champion served as the Company’s Vice-President, Real Estate from December 2012 to May June 2014 after servicing as the Divisional Vice-President, Real Estate. Mr. Champion joined Sears in 2011. Prior to joining Sears, Mr. Champion was the Managing Director, Corporate Development for Colliers International from 2007 to 2011. Mr. Champion received his B.A. from the University of Washington in International Relations and holds an MBA from the University of British Columbia. He has continued his executive education at Harvard University Business School.

4.
Gail Galea is the Senior Vice-President, Home and Hardlines of the Company and assumed this position in January 2015. From March 2012 to October 2014, Ms. Galea served as the Chief Merchandising Officer of BuildDirect.com, a privately held on-line technology platform company. From December 2010 to February 2012 Ms. Galea was a retail consultant, advising retail and manufacturing clients on development and implementation of strategy, growth and planning. Ms. Galea was employed by Walmart Canada from September 2002 to November 2010, where she held progressively senior roles in both field support and merchandising, culminating in February 2010 when she was appointed Senior Vice President, Merchandising Strategic Initiatives.

5.
Michael Geddes is the Senior Vice-President, Merchandise Planning & Operations at Sears Canada Inc. and was appointed to this position on August 24, 2015. Prior to this appointment, Michael held the position of Interim President at Jones Apparel Group Canada from April 2015 to August 2015. Previous to this role and from 2011 to 2015, Michael was the Senior Vice-President, Merchandise Planning, Operations – Supply Chain at Jones Apparel Group Canada. From 2000 to 2011, Michael held various senior roles at the Hudson’s Bay Company in planning, replenishment, sourcing and processes.

6.
Randy Gerrie is the Senior Vice-President, Retail Stores and was appointed to this position on May 1, 2014. Prior to joining Sears Canada, Mr. Gerrie was Senior Vice-President Operations, Walmart Canada, a position he held from October 2007 to November 2013. From June 2004 to October 2007, Mr. Gerrie held the position of Regional Vice-President, Operations, Walmart Canada and from October 1996 to June 2004, Mr. Gerrie was District Manager at Walmart Canada.

7.	Refer to Section 7(a)(2).

8.
Kyoko Kobayashi is the Vice-President and Chief Information Officer and was appointed to this position on December 19, 2014. Prior to joining Sears, Ms. Kobayashi was Vice-President, I.T. & Technology Innovation and Chief Information Officer at Holt Renfrew, a position she held from July 2008 to September 2013. From November 1998 until July 2008, Ms. Kobayashi was General Manager, Information Services at Hudson’s Bay Company and from April 1984 to November 1998, Ms. Kobayashi was Systems Manager, Information Technology at TD Bank.

9.
Effective February 1, 2016, Mr. Leshnjani departed the Company. Klaudio Leshnjani was the Executive Vice-President and Chief Operating Officer of the Company and maintained a legal counsel role with the Company. Prior to this role, Mr. Leshnjani held several executive level positions with the Company including Executive Vice-President, Chief Administrative Officer and General Counsel from September 2013 to November 2013, Executive Vice-President, Financial and Home Services, Human Resources and General Counsel from May 2013 to September 2013, Senior Vice-President and General Counsel from March 2011 to May 2013, Vice-President and General Counsel from February 2008 to February 2011, Interim General Counsel from August 2007 to January 2008 and Senior Corporate Counsel from June 2005 to August 2007. Mr. Leshnjani joined the Company in 2002 as Legal Counsel. Mr. Leshnjani has also been teaching Business Law since 2012 at Ryerson University in Toronto, Canada.

10.
Becky Penrice is the Senior Vice-President and Interim Chief Operating Officer and has held this role since February 2, 2016. Ms. Penrice was the Senior Vice-President, Human Resources and Information Technology at Sears Canada Inc. from September 2015 to February 2016. Prior to this appointment Ms. Penrice was the Senior Vice-President, Human Resources at Sears Canada from September 2013 to February 2015. Prior to Sears Canada, Becky held various senior roles at The Hudson’s Bay Company including Senior Vice-President, Human Resources Corporate and Talent Management, Vice-President, Human Resources Corporate, General Manager, HR Merchandising, Marketing and Global Sourcing, Director, HR Merchandising and Marketing, National Manager, Human Resources, Supply Chain and Logistics and Human Resources Programs Manager, Managed Services.

11.
Franco Perugini is the Vice-President, General Counsel and Corporate Secretary and was appointed to this position on October 1, 2014, following his role as Vice-President, Associate General Counsel and Corporate Secretary, a position he held since March 1, 2013. From 2008 to 2013, Mr. Perugini was a Divisional Vice-President. Mr. Perugini joined the Corporation in 1998 as Legal Counsel.

12.
Billy Wong is the Senior Vice-President, Corporate Financial Planning and was appointed to this position on February 1, 2016. Prior to this appointment, Mr. Wong was the Vice-President, Corporate Financial Planning from March 2015 to February 2016. From June 2013 to March 2014, Mr. Wong was the Divisional Vice-President, Forecasting Planning and Analysis at Sears Canada. In addition to his experience at Sears Canada, Billy held various roles at The Shopping Channel, TD Bank, and Foresters in Continuous Improvement and Audit.

(c)    Ownership of Common Shares by Directors and Executive Officers

As at March 17, 2016 , the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 53,953 common shares, representing less than 1% of the Company’s issued and outstanding common shares.

(d)    Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, except as hereinafter described, no director or executive officer of the Company is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in that capacity, or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the director or executive officer.

Graham Savage was a director of Microcell Inc. when it filed for protection under the Companies' Creditors Arrangement Act (Canada) in January 2003. From July 2003 until November 30, 2009, Mr. Savage was a director of Sun-Times Media Group, Inc., a successor entity of Hollinger International Inc. ("Hollinger"). On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the "Ontario Cease Trade Order") against the insiders of Hollinger for failing to file its interim financial statements and interim management's discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management's discussion and analysis, and the annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against insiders of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the "BC Cease Trade Order"). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect.

(e)    Conflicts of Interest

To the knowledge of Sears, no director or executive officer of the Company has an existing or potential material conflict of interest with Sears or any of its subsidiaries.

8.    LEGAL PROCEEDINGS

For a description of the legal proceedings, see Section 11 - “Risks and Uncertainties” of the Company’s 2015 MD&A.

9.    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, to the knowledge of Sears, (i) no director or executive officer of the Company, (ii) ESL, (iii) Sears Holdings (iv) Fairholme or any other person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company and, (v) any of their respective associates or affiliates has or had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years, or during the current financial year, or in any proposed transaction, that has materially affected or will or would materially affect Sears.

In October 2014, Sears Holdings announced the commencement of a rights offering for 40,000,000 common shares of the Company (the “Rights Offering”). Each holder of Sears Holdings’ common stock received one subscription right for each share of Sears Holdings’ common stock held as of the close of business on October 16, 2014. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Sears Holdings in the rights offering at a price of $10.60 per share. In connection with the Rights Offering, the Company listed its common shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014. ESL exercised its pro rata portion of the rights in full prior to November 1, 2014. The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the SEDAR website at sedar.com, and on the SEC website at sec.gov.

In connection with the rights offering announced by Sears Holdings, the Company and Sears Holdings agreed to extend the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply for so long as Sears Holdings continues to own at least 10% of the voting shares of the Company (the previous agreement was void if Sears Holdings’ ownership fell below 25%) and the Company will have the continued

right to use the trademarks on a royalty-free basis in the event of termination for 5 years (previously 3 years). If, prior to the completion of the five year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the agreement for a further transition period not to exceed four years, at a below market rate.

10.    TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Sears is CST Trust Company, with offices in Toronto, Ontario and Montreal, Québec and American Stock Transfer & Trust Company, LLC with offices located in New York.

CST Trust Company
Answerline:      (416) 682-3860
1-800-387-0825

Website:      canstockta.com
Email:      inquiries@canstockta.com

American Stock Transfer & Trust Company, LLC
Answerline:    1-800-937-5449

Website:    amstock.com
E-Mail:        info@amstock.com

11.    MATERIAL CONTRACTS

The following contracts are considered to be material to the Company. Those contracts that were entered into in the ordinary course of business and which do not satisfy the requirements for disclosure have not been included below:

(a)
Credit Agreement. The Credit Agreement, dated September 10, 2010, made between Sears Canada and a syndicate of lenders, amended in August 2012, amended and extended in May 2014 and amended in August 2015 but not materially.

(b)
Licenses. The Company has a royalty-free license from Sears Roebuck to use the name “Sears” as part of its corporate name, as well as a royalty-free license to use other brand names, such as Kenmore®, Craftsman®, and DieHard®. The royalty-free license agreement was amended in October 2014. The Company relies on its right to use the “Sears” name, and as per the amendment to the royalty-free license agreement, the agreement will continue to apply for so long as Sears Holdings continues to own at least 10% of the voting shares of the Company and the Company will have the continued right to use the trademarks on a royalty-free basis in the event the agreement is terminated for a period of 5 years following the date of termination.

Except as disclosed immediately above, contracts that were entered into by the Company before January 1, 2002 are not disclosed.

The above agreements are available on SEDAR at sedar.com and the SEC website at sec.gov..

12.    EXPERTS

The Company's consolidated financial statements for the years ended January 30, 2016 and January 31, 2015 have been audited by Deloitte LLP. Deloitte LLP is independent of the Company as required by the Canadian Institute of Chartered Accountants and the respective provincial institutes, and the rules of the Public Company Accounting Oversight Board (United States).

13.    AUDIT COMMITTEE INFORMATION

(a)    Audit Committee Charter

Please see Appendix A for the complete text of the Audit Committee Charter.

(b)    Composition of the Audit Committee

As of the date hereof, the three members of the Audit Committee are as follows: Deborah E. Rosati (Chair), R. Raja Khanna and Graham Savage.

Each member of the Audit Committee is independent and financially literate as required by National Instrument 52-110 - Audit Committees, as amended, of the Canadian Securities Administrators (“NI 52-110”). In assessing financial literacy, the Board refers to the definition contained in NI 52-110.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Committee.

Deborah E. Rosati holds an Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant and certified Director, ICD.D (2008). Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations. Ms. Rosati is a corporate director and previously operated her own venture catalyst firm from 2001 to 2007. Prior to this position, Ms. Rosati was a general partner of the venture capital firm Celtic House. Ms. Rosati was also the Chief Financial Officer of TimeStep Corporation. Ms. Rosati is a member of the Chartered

Professional Accountants of Canada, Chartered Professional Accountants of Ontario and the Institute of Corporate Directors.

R. Raja Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto. Mr. Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. Mr. Khanna is also the co-founder of QuickPlay Media Inc., a mobile video company, of which he served as Chief Marketing Officer from 2004 until 2007.

Graham Savage holds a Bachelor of Arts degree in Business from Queen’s University and an MBA from Queen’s University. Mr. Savage has 40 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of Rogers Communications Inc. Mr. Savage currently serves on the board of Postmedia Network Inc., Whistler Blackcomb Holdings Inc. and Cott Corporation. Mr. Savage has been a member of many board audit committees, a number of which he has chaired.

(c)    Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the approval of all services rendered by the external auditors of the Company. As part of its mandate, the Audit Committee regularly examines the scope of all of the services provided by Deloitte LLP. This policy outlines the services which are audit and audit related, non-audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the external auditors shall not exceed 50% of the total audit and audit related fees per annum without the pre-approval of the Audit Committee.

(d)    Auditors’ Service Fees

Fees paid to Deloitte LLP in Fiscal 2015 and Fiscal 2014 were as follows:

External Auditor Service Fees	Fiscal 2015	Fiscal 2014
Audit Fees[1]	$2,236,300	$2,300,500
Audit-Related Fees[2]	$59,920	$187,785
Tax Fees[3]	-	-
All Other Fees[4]	-	$123,756
Total	2,296,220	$2,612,041

[1]
Includes fees for professional services provided in conjunction with the audit of the Corporation’s financial statements, review of the Corporation’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

[2]	Includes fees for assurance and related professional services primarily related to the audit of associate benefit plans.

[3]	Includes fees for professional services provided related to tax compliance, tax planning, and other tax advice.

[4]
All other fees, if any, consist of permissible work performed by Deloitte LLP which is not included in the categories above. For Fiscal 2014, the other fees were in respect of an assessment of the Corporation’s logistics network as well as an assessment of the Corporation's conflict mineral reporting requirements.

Management and the Audit Committee concluded that these services provided by Deloitte LLP were not restricted services, and implemented monitoring safeguards to ensure independence was maintained.

14.    ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans, are contained in the Company’s MPC. Additional financial information is provided in the Company’s consolidated financial statements and 2015 MD&A for the year ended January 30, 2015.

Copies of these documents are available upon request from the Office of the Secretary of the Company and may be found on SEDAR at www.sedar.com and the SEC website at
sec.gov.

APPENDIX A

AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
SEARS CANADA INC.

CHARTER
(amended and restated as of November 17, 2014)

1.	DEFINITIONS

In this Charter the following terms have the meaning set out below:

“Affiliate” means the relationship of bodies corporate where one body corporate is the subsidiary of the other or each of them is a subsidiary of the same body corporate or is controlled by the same person;

“Board” means the Board of Directors of the Corporation;

“Chair” means the chair of the Committee;

“Chief Executive Officer” or “CEO” means the Chief Executive Officer and/or the President of the Corporation or the individual holding the highest executive function of the Corporation appointed by the Board;

“CFO” means the Chief Financial Officer of the Corporation appointed by the Board;

“Committee” means the Audit Committee established by the Board;

“Corporation” means Sears Canada Inc.;

“Director” means an individual elected to the Board by shareholders of the Corporation, or appointed to and by the Board;

“External Audit Services Policy” means the policy, attached hereto and forming part of the Charter of the Committee, regarding the services provided by the External Auditor;

“External Auditor” means the external auditor appointed by the shareholders of the Corporation;

“Financially Literate” means the requirements of financial literacy as defined in National Instrument 52-110 Audit Committees, as amended, and includes, without limitation, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements;

“Independent Director” means a Director who meets the requirements of independence as defined in National Instrument 52-110 Audit Committees, as amended, and includes,

without limitation, a Director who has no direct or indirect material relationship with the Corporation or any of its Affiliates, that is, a relationship which could, in the view of the Board, reasonably interfere with the exercise of the Director’s independent judgement;

“Member” means an Independent Director appointed to the Committee by the Board; and

“ROC” means the Risk Oversight Committee of the Corporation, whose purpose is to identify, assess and monitor the principal risks of the Corporation and ensure that management has a structured process in place for managing, mitigating and controlling those risks.

2.    PURPOSE

The purpose of the Committee is to assist the Board in its oversight of:

(a)	the integrity of the Corporation’s financial reporting;

(b)	the independence, qualifications, appointment and performance of the External Auditor;

(c)	the mandate and performance of the Corporation’s internal audit department; and

(d)	management responsibility for reporting on internal controls.

3.	STRUCTURE

(a)	The Committee shall be composed of three or more Members.

(b)
Members shall hold office from the time of their appointment until the earlier of their removal or resignation from the Committee and the conclusion of the next annual general meeting of shareholders of the Corporation.

(c)	One of the Members shall be appointed by the Board as the Chair.

(d)	Unless otherwise determined by resolution of the Board, the Secretary of the Board shall be the Secretary of the Committee. The Secretary of the Committee shall maintain the records of the Committee.

(e)    Every Member shall be Financially Literate.

(f)    No Member may accept directly or indirectly any fees from the Corporation or any of its affiliates other than remuneration for acting as a Member, Director or a member of any other committee of the Board. For greater certainty, no Member or the organization of which he or she is an employee, owner or partner shall accept any consulting, advisory or other compensatory fee from the Corporation.

(g)    The Committee shall establish its own procedures, including the timing and place of meetings, as it considers necessary or advisable.

4.	ROLE OF THE CHAIR

The main responsibilities of the Chair are as follows:

(a)
Call and chair all meetings of the Committee. If the Chair is unavailable or unable to attend a meeting of the Committee, then the Chair shall request another Member to chair the meeting, failing which, the acting Chair shall be designated by the Members present at the meeting to chair the meeting;

(b)	Develop the agenda for meetings of the Committee with or without consulting management;

(c)	Hold the right to cast a vote to resolve any ties on matters that require Committee approval;

(d)	Act as the primary contact between the Committee and the External Auditor and management;

(e)	If required, pre-approve the services of the External Auditor services in accordance with the External Audit Services Policy;

(f)	Report to the Board on all meetings and activities of the Committee; and
(g)    Assume other responsibilities as this Charter, the Committee or the Board may specify from time to time.

5.	RESPONSIBILITIES

The Committee shall have the following duties and responsibilities:

A.    Financial Reporting

(1)	Review with management and the External Auditor, and approve and/or recommend for approval by, and report to, the Board, as the case may be, with respect to:

(i)    the annual and quarterly financial statements and the annual and interim CEO and CFO certificates and press releases related thereto, as well as accounting policies, accounting judgements, accruals, estimates, material related party transactions (and in addition, will now pre-approve all related party transactions having a value greater than $1 million) and other relevant matters;

(ii)	the annual and interim Management’s Discussion & Analysis;

(iii)	the Annual Information Form and Annual Report on Form 40-F;

(iv)	all financial information which is to be included in any public disclosure documents, including the Annual Report, prospectuses, and offering memoranda;

(v)    the annual certificate provided by the CEO, the CFO and the Secretary of the Board confirming, among other things, compliance with the Code of Business Conduct and the personal benefits policy and that the Corporation is current with respect to all withholdings and remittances; and

(vi)    the status of any material pending litigation.

B.	External Auditor

(1)        Appointment and Review of External Auditor

(i)	Recommend to the Board the appointment of the External Auditor by the shareholders of the Corporation.

(ii)	Communicate directly with the External Auditor and meet privately with the External Auditor as frequently as the Committee determines is appropriate to fulfil its responsibilities.

(iii)	Obtain annually from the External Auditor a letter of engagement, audit scope presentation and confidentiality letter addressed to the Committee.

(iv)	Obtain annually from the External Auditor confirmation that it is in good standing with the Canadian Public Accountability Board and Public Company Accountability Oversight Board.

(v)
Pre-approve all services to be provided to the Corporation or its Affiliates by the External Auditor, the estimated cost thereof and any change in scope pertaining to an approved service. This responsibility may be exercised by: (i) management, only with respect to audit and audit-related services up to a maximum of $150,000; or (ii) the Chair and, in his or her absence, by any Member, in circumstances where urgent approval is necessary, provided, however, that all such approvals granted outside the regularly scheduled meetings of the Committee shall be ratified by the Committee as soon as practicable. With respect to (i) above, once ratified by the Committee, the limit of $150,000 will be re-established.

(vi)	Oversee the services rendered by the External Auditor.

(vii)	Oversee and assist in the reconciliation of differing opinions and practices between management and the External Auditor regarding financial and other public disclosure reporting.

(viii)	Assess compliance by the External Auditor and management with the External Audit Services Policy.

(ix)	Recommend to the Board for its approval the fees and disbursements for services rendered by the External Auditor.

(x)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the External Auditor and any former external auditor of the Corporation.

(2)    Independence of External Auditor

(i)
Obtain annually from the External Auditor a formal written independence affirmation disclosing all relationships between the External Auditor and its related entities and the Corporation and its Affiliates and engage in a dialogue with the External Auditor if any disclosed relationship or service may impact its objectivity and independence.

(ii)	Confirm that the External Auditor has complied with the rules on rotation of certain members of the audit engagement team.

C.    Internal Audit

The leader of the outsourced internal audit group shall report directly to the Committee and the Committee shall:

(1)
Review with the leader of the outsourced internal audit group, the External Auditor and management, the mandate and adequacy of resources of the outsourced internal audit group, as well as the group’s unfettered access to the Committee and the records of the Corporation that are relevant to the matters being audited;

(2)
    Discuss with the leader of the internal audit group whether there are any restrictions or limitations in the discharge of his/her responsibilities and, if required, mediate and resolve any outstanding dispute between the internal audit group and management;

(3)	Review, at least quarterly, progress reports of the internal audit group with respect to its activities;

(4)	Review with the External Auditor and management the performance of the internal audit group; and

(5)
Approve any change in the appointment of the leader of the internal audit group and any change in the reporting structure of the leader of the internal audit group with respect to where the position reports.

D.     Accounting Systems and Internal Controls

Following consultation with the External Auditor and management, determine and report to the Board on the adequacy of the existing internal control framework and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information and periodically assess the adequacy of those procedures.

E.     Other

(1)    Review compliance with required tax remittances and other deductions required by applicable law.

(1)
Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential and anonymous submission of concerns by employees regarding questionable accounting or auditing matters. In connection with this responsibility, management will report regularly to the Committee regarding the operation of the Corporation’s Ethics Hotline.

(2)
Oversee the functioning of the Corporation's ROC and its processes. Notwithstanding the foregoing, the responsibility of establishing and assessing the principal risks of the Corporation and their parameters remains with the Board. A senior manager of the Corporation is responsible for the ROC and provides a presentation, periodically, to the Committee.

(4)	Monitor, and make recommendations to the Board in connection with, emerging trends and regulatory initiatives regarding the Committee’s role and responsibilities.
6.     MEETINGS

(a)	The Committee shall meet at least three times per year and may meet more often if required.

(b)	The Chair of the Board, the CEO and the CFO shall be entitled to attend all meetings of the Committee unless they are requested by the Committee not to do so.

(c)	The quorum necessary for the transaction of business at Committee meetings shall be three Members.

(d)	The Committee may meet in person or by telephone and may pass resolutions in lieu of a meeting, provided such resolutions are signed by every Member.

(e)	The Committee shall hold an in camera session following each meeting with:

(i)	the head of the internal audit department (without management) if internal audit made a presentation at such meeting;

(ii)	the External Auditor (without management);

(iii)	management (without the External Auditor), if deemed appropriate; and

(iv)	Members only.

7.	GENERAL

(a)	The Committee shall have unrestricted access to management and pertinent information and shall be provided with the necessary resources for that purpose.

(b)
The Committee shall have the authority to engage external advisors, as it deems appropriate, to assist the Committee     in the performance of its duties. The Committee shall set the compensation for such external advisor and the Corporation shall cover the costs of such advisors.

(c)	The Committee shall have the authority to delegate, as appropriate, certain of its responsibilities and activities to one or more Members or to a subcommittee of the Committee.

(d)
The Committee shall review and assess the currency and adequacy of this Charter and the External Audit Services Policy on an annual basis and recommend any appropriate changes thereto for approval by the Board. Notwithstanding the foregoing, the Board has the inherent jurisdiction to initiate and approve changes to this Charter and the External Audit Services Policy at any time.

(e)	In conjunction with the regular assessment of Board effectiveness, review and evaluate the Committee’s performance.

SCHEDULE

External Audit Services Policy forming part of the Charter of the
Audit Committee of the Board of Directors of Sears Canada Inc.
(amended and restated as of February 25, 2014)

DEFINITIONS

“Capitalized” terms used herein shall have the meaning set forth in the Charter unless otherwise defined herein.

PURPOSE AND APPLICABILITY

The External Auditor provides annual audit and audit-related services and certain non-audit related services to the Corporation.

The Corporation recognizes the importance of maintaining the independence of its External Auditor and believes that the independence of the External Auditor, both in appearance and in fact, is a shared responsibility involving management, the Audit Committee (the “Committee”) and the External Auditor.

This policy sets out the guidelines and procedures that have been approved by the Committee.

POLICY STATEMENT

Pre-approval
All services provided by the External Auditor, both audit and non-audit, must be pre-approved by the Committee, including the cost thereof and any change in scope pertaining to an approved service. Such pre-approval may be given at any time up to one year in advance of the commencement of the specified services. The authority to pre-approve any such service is vested in the Committee and may also be exercised by: (i) management, only with respect to audit and audit-related services, up to a maximum of $150,000; or (ii) the Chair and, in his or her absence, by any Member in accordance with Section 5 B(1)(v) of the Charter. Notwithstanding the foregoing, in no event may the External Auditor provide services on a contingent fee basis.

Audit and Audit-Related Services

The following audit and audit-related services are provided to the Corporation by the External Auditor:

•	Audit of the Corporation’s financial statements

•	Audit of the Sears Registered Retirement Plan

•	Audit of the Sears Plan for Sharing Profits with Employees

•	Review of the Annual Information Form and Annual Report on Form 40-F

•	Review of the Management Proxy Circular

•	Review of the Annual Reports of the Corporation

•	Quarterly Reviews

•
Accounting consultations and support related to International Financial Reporting Standards (IFRS) and generally accepted accounting principles (including new accounting standards, and non-recurring transactions)

•	Consent letters, comfort letters, reviews of securities filings and similar services that incorporate or include the audited financial statements of the Corporation

•	An opinion on the internal control over financial reporting of the Corporation

Non-Audit Related Services
All permissible non-audit related services provided by the External Auditor must be pre-approved by the Committee. A high proportion of fees for non-audit related services in relation to the External Auditor’s total annual fees could impair or be perceived to impair the External Auditor’s independence as the Corporation’s External Auditor. Fees for the non-audit related services, including but not limited to those listed below, shall not, in the aggregate, exceed fifty percent (50%) of the External Auditor’s total audit and audit-related fees to the Corporation per annum without the pre-approval of the Committee. Moreover, management is responsible for monitoring and reporting to the Committee, periodically, the non-audit related services rendered by the External Auditor and the costs thereof.

•	Tax compliance and planning

•	Control assurance services

•	E-Business application security and controls

•	Operational audits (including assessments of system
security and controls and operational and process risks)

•	Strategic assessments of internal audit functions

•	Employee benefit tax consulting

•	International assignment services

•	Acquisition due diligence (excluding business valuation)

Prohibited Services
The provision by the External Auditor to the Corporation of non-audit services, which could impair or be perceived to impair the External Auditor’s independence as the Corporation’s External Auditor are prohibited. This also includes any services which the Canadian Public Accountability Board or the Public Company Accounting Oversight Board determines to be impermissible.

COMMITTEE REVIEW OF SERVICES
Reporting
The Corporation will periodically prepare and the Committee shall review the following:

•	A report summarizing the services, or grouping of related services, provided by the External Auditor during the current fiscal year, on a year to date basis with comparatives for the prior year;

•	A listing of newly pre-approved services since the last regularly scheduled meeting; and

•
An updated projection for the current fiscal year of the estimated annual fees to be paid to the External Auditor, including a listing of anticipated non-audit related services, if the cost thereof is likely to exceed fifty percent (50%) of the total audit and audit-related services fees to the Corporation per annum.

In each year, the following documents shall be delivered by the External Auditor to the Committee:

1.	Engagement Letter (addressed jointly to the Committee and the Chief Financial Officer);

2.	Audit Scope Presentations (addressed to the Committee);

3.	Independence Letter (addressed to the Committee); and

4.	Confidentiality Letter issued by the Corporation and accepted by the External Auditor.

Disclosure
All fees paid to the External Auditor shall be disclosed in the Corporation’s annual proxy statement in accordance with applicable securities laws.

EFFECTIVE DATE
This policy first came into force on April 12, 2002.